ALL FOR ONE MEDIA CORP.

236 Sarles Street

Mt. Kisco, New York 10549

January 3, 2017

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Mail Stop 3561

Washington DC 20549

Attn: John Dana Brown

Re:	All for One Media Corp.
Registration Statement on Form 10 Filed November 22, 2016 File No. 000-55717

Dear Mr. Brown:

We have received your letter dated December 5, 2016 and have updated the Registration Statement and prepared the following responses to your comments.

General

1.	Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before that date, and you are not required to register pursuant to Section 12(g) of the Exchange act, you should consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as your are able to respond to any remaining issues or comments.

RESPONSE: The Company acknowledges these comments and will make the necessary preparations to maintain compliance with Commission regulations.

Plan of Operations, page 11

2.	We note your response to our prior comment 6, and we reissue in part. Please discuss each material step and associated cost for producing and distributing the soundtrack and each material step and associated cost related to producing and releasing the motion picture Crazy for the Boys. Additionally please reconcile the amounts provided in the Plan of Operation with your statement on page 12 that “[t]he financing required to execute these steps will be approximately $1,000,000 over the next twelve months of operation.”

RESPONSE: The Company estimates that it will require $1,000,000 over the next twelve months to carry out production of the film project and to further execute its business plan. Included in this estimated budget are allocations for accounting, legal, and other professional and administrative services, salaries, taxes, and consulting fees, and office lease, equipment, and supplies. This disclosure has been added to the registration statement.

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3.	We note your response to our prior comment 6. Please reconcile your statement on page 11 that “All For One Media created and owns over thirty completed master recordings as well as a full length motion picture called ‘Crazy For The Boys’” with disclosure on page 11 suggesting that preliminary recordings and full scale production have not yet begun.

RESPONSE: The properties described in this disclosure were acquired by the Company pursuant to the Asset Exchange Agreement entered into with Crazy For The Boys, LLC, dated October 26, 2015. The master recordings include previously recorded instrumental tracks to be integrated with the vocals of the yet-to-be determined performers in the Girl Group. The full-length motion picture refers to the screenplay for Crazy For The Boys, which has already been completed. The registration statement has been amended to clarify this point.

Liquidity and Capital Resources, page 11

4.	Please discuss each material loan including the $80,000 Convertible Promissory Note dated June 27, 2016, the $85,000.00 Convertible Promissory Note dated August 25, [2016], and the $95,000 Convertible Promissory Note dated October 26, 2016. Please refer to newly filed Exhibits 10.7, 10.8, and 10.9.

RESPONSE: The registration statement has been updated to include descriptions of the above-mentioned notes.

Executive Compensation, page 15

5.	Please revise this section including the Summary Compensation Table to reflect compensation for the year ended September 30, 2016, including cash and equity compensation paid to Brian Lukow in 2015 pursuant to his compensation agreement. Please refer to newly filed Exhibit 10.2.

RESPONSE: The table has been updated to include compensation for the year ended September 30, 2016. Though Mr. Lukow’s employment agreement calls for a cash payment of $5,000 each month, this is subject to the Company having sufficient cash, with any deficiency accruing and payable as soon as possible.

Financial Statements

6.	Please revise your filing to include updated audited financial statements as required by Rule 8-08 of Regulation S-X.

RESPONSE: The Company has updated the Form 10 that is filed herewith with the audited financial statements for the period ended September 30, 2016.

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The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

All for One Media Corp.

/s/ Brian Lukow

Brian Lukow

President

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